CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

Mayer Brown LLP 1221 Avenue of the Americas New York, NY 10020-1001 United States of America T: +1 212 506 2500 F: +1 212 262 1910

September 9, 2024	mayerbrown.com

Via EDGAR	Anna T. Pinedo T: +1 212 506 2275 F: +1 212 849 5767 APinedo@mayerbrown.com

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street NE

Washington, DC 20549

Attention:	Aisha Adegbuyi, Esq.

Susan Block, Esq.

Re:	Marex Group plc

Second Draft Registration Statement on Form F-1

Confidentially submitted on August 19, 2024 and

Related Correspondence Submitted August 19, 2024

CIK No. 001997464

Dear Ms. Adegbuyi and Ms. Block:

On behalf of our client, Marex Group plc (the “Company”), we set forth below the Company’s response to the oral comments of the Staff of the Division of Corporation Finance (the “Staff”) received by telephone on September 4, 2024 (the “Oral Comments”), regarding the Company’s second draft registration statement on Form F-1 (“Submission No. 2”) confidentially submitted to the Securities and Exchange Commission (the “SEC”) on August 19, 2024, and the related correspondence submitted by the Company to the Staff on even date (the “Second Response Letter”). Reference is also made to the correspondence submitted by the Company to the Staff on July 12, 2024 in connection with the Company’s draft registration statement on Form F-1 confidentially submitted to the SEC on June 5, 2024.

For ease of reference, the Oral Comments as we noted them have been reproduced below in bold type, followed by the Company’s responses thereto.

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CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

Securities and Exchange Commission

Aisha Adegbuyi and Susan Block

September 9, 2024

Draft Registration Statement on Form F-1

General

1. Please file your DRS amendment publicly. We limit nonpublic review to the initial submission, so please file the amendment publicly for us to continue our review.

Response: The Company acknowledges the Staff’s comment and confirms that the amendment will be filed publicly (reflecting the changes already included in Submission No. 2) and including the Company’s financial results and financial statements for the six months ended June 30, 2024.

2. Please remove equity-linked notes. For this type of MTN on Form F-1, the offering needs to be limited to interest rate-linked notes. We do not think this type of equity-linked notes offering can be added by way of a prospectus supplement via a post-effective amendment.

Response: We would appreciate the opportunity to discuss with the Staff on a call the Staff’s comment 2, in light of our prior discussions. These discussions were premised on there not being any products with commodity, foreign exchange or bespoke reference assets, or any underlying reference assets that required an evaluation of an investment in anything other than the Company’s credit spreads. Based on prior discussions with representatives of the Staff, the Company submitted an undertaking, contained in its response to comment 2 in the Second Response Letter, the document was revised to remove these and to reference that it will not offer any equity-linked notes pursuant to the Form F-1 registration statement, without prior discussion with the Office of Chief Counsel of the Division of Corporation Finance, and that it will file a prospectus supplement for such equity-linked notes by way of a post-effective amendment to the registration statement. Based on this understanding, Submission No. 2 was thus amended to retain references to equity-linked notes, but subject to such limitation, and the reference to the post-effective amendment was expressly included in Submission No. 2. The Company wishes to maintain such references to equity-linked notes, acknowledging that any offer or sale of the same would require prior clearance and approval by the Staff.

3. We note your response to our prior comment 2 that the Company may offer and sell notes that are medium-term notes and that are, among others, fixed rate notes, floating rate notes, fixed-to-floating rate notes, floating-to-fixed rate notes and the like as well as rate-linked products, such as steepeners, step-ups, callables etc. We note that the interest payable is described in the base prospectus as fixed or floating. Please confirm that the offering will be limited to what is described in this filing.

Response: The Company acknowledges the Staff’s comment and confirms that any rate-linked notes offered pursuant to the registration statement in this continuous offering will be limited to what is described in the registration statement on Form F-1, which is already made clear in the document and by the prospectus supplement.

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CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

Securities and Exchange Commission

Aisha Adegbuyi and Susan Block

September 9, 2024

We appreciate the Staff’s time and attention to the draft registration statement. If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned, Anna T. Pinedo at (212) 506-2275.

Sincerely,

/s/ Anna T. Pinedo
Anna T. Pinedo

cc:	Ian Lowitt, Chief Executive Officer, Marex Group plc

Arianne Vanden Berghe, Senior Legal Counsel, Marex Group plc

Ryan Castillo, Esq., Mayer Brown LLP